UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (AMENDMENT NO. ___)*

                                  NOVELIS INC.
                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)

                                    67000X106
                                 (CUSIP Number)

                               MICHAEL LOWENSTEIN
                     KENSICO CAPITAL MANAGEMENT CORPORATION
                          55 RAILROAD AVENUE, 2ND FLOOR
                          GREENWICH, CONNECTICUT 06830
                            TEL. NO.: (203) 862-5800
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                 AUGUST 29, 2006
                     (Date of Event which Requires Filing of
                                 this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject to this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP NO. 67000X106                                                PAGE 2 OF 14

                                  SCHEDULE 13D

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1        NAME OF REPORTING PERSON
         Kensico Capital Management Corporation

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         13-4079277

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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

         (a) [_]
         (b) [_]

-------------------------------------------------------------------------------
3        SEC USE ONLY

-------------------------------------------------------------------------------
4        SOURCE OF FUNDS (SEE INSTRUCTIONS)
         AF

-------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(D) OR 2(E)

             [_]

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6        CITIZENSHIP OR PLACE OR ORGANIZATION
         Delaware

-------------------------------------------------------------------------------
                                              7     SOLE VOTING POWER
                                                    4,633,700
                 NUMBER OF                    ---------------------------------
                   SHARES                     8     SHARED VOTING POWER
                BENEFICIALLY                        None
                  OWNED BY                    ---------------------------------
                    EACH                      9     SOLE DISPOSITIVE POWER
                 REPORTING                          4,633,700
                   PERSON                     ---------------------------------
                    WITH                      10    SHARED DISPOSITIVE POWER
                                                    None

-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         4,633,700

-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES (SEE INSTRUCTIONS)

             [_]

-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         6.27%

-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
         CO

-------------------------------------------------------------------------------

CUSIP NO. 67000X106                                                PAGE 3 OF 14

                                  SCHEDULE 13D

-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         Michael Lowenstein

-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

         (a) [_]
         (b) [_]

-------------------------------------------------------------------------------
3        SEC USE ONLY

-------------------------------------------------------------------------------
4        SOURCE OF FUNDS (SEE INSTRUCTIONS)
         AF

-------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(D) OR 2(E)

             [_]

-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION
         United States of America

-------------------------------------------------------------------------------
                                              7     SOLE VOTING POWER
                                                    4,633,700
                 NUMBER OF                    ---------------------------------
                   SHARES                     8     SHARED VOTING POWER
                BENEFICIALLY                        None
                  OWNED BY                    ---------------------------------
                    EACH                      9     SOLE DISPOSITIVE POWER
                 REPORTING                          4,633,700
                   PERSON                     ---------------------------------
                    WITH                      10    SHARED DISPOSITIVE POWER
                                                    None

-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         4,633,700

-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES (SEE INSTRUCTIONS)

             [_]

-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         6.27%

-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
         IN

-------------------------------------------------------------------------------

CUSIP NO. 67000X106                                                PAGE 4 OF 14

                                  SCHEDULE 13D

-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         Thomas J. Coleman

-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

         (a) [_]
         (b) [_]

-------------------------------------------------------------------------------
3        SEC USE ONLY

-------------------------------------------------------------------------------
4        SOURCE OF FUNDS (SEE INSTRUCTIONS)
         AF

-------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(D) OR 2(E)

             [_]

-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION
         United States of America

-------------------------------------------------------------------------------
                                              7     SOLE VOTING POWER
                                                    4,633,700
                 NUMBER OF                    ---------------------------------
                   SHARES                     8     SHARED VOTING POWER
                BENEFICIALLY                        None
                  OWNED BY                    ---------------------------------
                    EACH                      9     SOLE DISPOSITIVE POWER
                 REPORTING                          4,633,700
                   PERSON                     ---------------------------------
                    WITH                      10    SHARED DISPOSITIVE POWER
                                                    None

-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         4,633,700

-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES (SEE INSTRUCTIONS)

             [_]

-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         6.27%

-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
         IN

-------------------------------------------------------------------------------

CUSIP NO. 67000X106                                                PAGE 5 OF 14


Item 1.  SECURITY AND ISSUER.

               This Statement on Schedule 13D relates to the common stock, no par value (the "Common Stock"), of Novelis Inc., a Canadian corporation (the "Company"), whose principal executive office is located at 3399 Peachtree Road, NE, Suite 1500, Atlanta GA 30326.

Item 2.  IDENTITY AND BACKGROUND.

               (a) This Statement on Schedule 13D is being filed on behalf of each of the following persons (each a "Reporting Person" and collectively, the "Reporting Persons"): (i) Kensico Capital Management Corporation ("Kensico Capital Management"); (ii) Michael Lowenstein; and (iii) Thomas J. Coleman. Kensico Capital Management, Mr. Lowenstein and Mr. Coleman are sometimes individually referred to herein as a "Reporting Person" and collectively as the "Reporting Persons" or "Kensico."

               (b) The business address and principal executive offices of each of the Reporting Persons is 55 Railroad Avenue, 2nd Floor, Greenwich, CT 06830.

               (c) and (f). (i) Kensico Capital Management is a Delaware corporation principally engaged in the business of providing investment management services to the following funds: Kensico Partners, L.P., a Delaware limited partnership ("Kensico Partners"), Kensico Associates, L.P., a Delaware limited partnership ("Kensico Associates"), Kensico Offshore Fund, Ltd., a limited liability company organized under the laws of the Cayman Islands, B.W.I. ("Kensico Offshore"), Kensico American-Drawdown Fund, L.P., a Delaware limited partnership ("Kensico American Drawdown"), and Kensico Drawdown Fund, L.P., a Delaware limited partnership ("Kensico Drawdown" and, together with Kensico Partners, Kensico Associates, Kensico Offshore and Kensico American Drawdown, the "Funds"). Kensico Capital LLC is a Delaware limited liability company principally engaged in the business of serving as General Partner of the Funds other than Kensico Offshore and Kensico Drawdown. Kensico Drawdown LLC serves as General Partner of Kensico Drawdown.

               (ii) Mr. Lowenstein is a Co-President of Kensico Capital Management and a Managing Member of Kensico Capital LLC and Kensico Drawdown LLC. Mr. Lowenstein is a United States citizen.

               (iii)  Mr.  Coleman  is  a  Co-President   of  Kensico   Capital
Management and a Managing Member of Kensico Capital LLC and Kensico Drawdown LLC. Mr. Coleman is a United States citizen.

CUSIP NO. 67000X106                                                PAGE 6 OF 14


               (d) and (e). During the past five years, neither any Reporting Person nor, to the best knowledge of each Reporting Person, any person otherwise identified in response to Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

               The funds used in connection with the purchase of the shares of the Common Stock were $97,145,677. Each of Kensico Partners, Kensico Associates, Kensico Offshore, Kensico Drawdown and Kensico American Drawdown used its own assets to purchase such Common Stock which may at any given time include funds borrowed in the ordinary course in their margin accounts.

Item 4.  PURPOSE OF TRANSACTION.

               The Reporting Persons have acquired the Common Stock reported herein for investment purposes. The Reporting Persons have previously communicated with management of the Company, including to suggest individuals for appointment to the Company's board of directors (two of whom were subsequently appointed to the Company's board of directors), and are supportive of recent management changes implemented by the board of directors.

               The Reporting Persons expect to consider and evaluate on an on-going basis all of their options with respect to the investment in the Company. Among other alternatives, the Reporting Persons may continue to engage in discussions with management and/or the board of directors regarding the Company, its strategic direction and opportunities to enhance the value of the Company.

               In addition, the Reporting Persons may pursue other alternatives available in order to maximize the value of the investment in the Company. Such alternatives could include, without limitation, (i) the purchase of additional shares of the Common Stock, options or related derivatives in the open market, in privately negotiated transactions or otherwise and (ii) the sale of all or a portion of the shares of the Common Stock, options or related derivatives now beneficially owned or hereafter acquired by them.

               The Reporting Persons may contact and consult with other stockholders of the Company concerning the Company, its prospects and any or all of the foregoing matters.

               The Reporting Persons reserve the right to change their plans or intentions and to take any and all actions that they may deem to be in the best interests of the Funds.

CUSIP NO. 67000X106                                                PAGE 7 OF 14


               Except as set forth above, the Reporting Persons do not have any current intention, plan or proposal with respect to: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale of transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange, if any, or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of a registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

               (a) and (b) As of September 8, 2006, Kensico Partners, Kensico Associates, Kensico Offshore, Kensico American Drawdown and Kensico Drawdown owned beneficially 903,800, 1,221,000, 1,462,500, 161,100 and 885,300 shares of the Common Stock, respectively, representing approximately 1.22%, 1.65%, 1.98%, 0.22% and 1.19%, respectively, of the 74,005,649 shares of the Common Stock outstanding as reported in publicly available information.

               As of September 8, 2006, Kensico Capital Management, in its capacity of investment advisor to the Funds, had sole voting and dispositive power with respect to 4,633,700 shares of the Common Stock, representing approximately 6.27% of the 74,005,649 shares of the Common Stock outstanding as reported in publicly available information.

               As of September 8, 2006, Mr. Lowenstein, in his capacity of Co-President of Kensico Capital Management, had sole voting and dispositive power with respect to 4,633,700 shares of the Common Stock, representing

CUSIP NO. 67000X106                                                PAGE 8 OF 14


approximately 6.27% of the 74,005,649 shares of the Common Stock outstanding as reported in publicly available information and, in his individual capacity, had sole voting and dispositive power with respect to 0 shares of the Common Stock.

               As of September 8, 2006, Mr. Coleman, in his capacity of Co-President of Kensico Capital Management, had sole voting and dispositive power with respect to 4,633,700 shares of the Common Stock, representing approximately 6.27% of the 74,005,649 shares of the Common Stock outstanding as reported in publicly available information and, in his individual capacity, had sole voting and dispositive power with respect to 0 shares of the Common Stock.

               (c) The trading dates, number of shares of the Common Stock purchased and sold and price per share for all transactions in the Common Stock in the past 60 days by the Reporting Persons are set forth in Exhibit 1.

               (d) Not applicable.

               (e) Not applicable.

Item 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER.

               Each of the Funds from time to time may enter into and unwind, cash settled equity swap or other similar derivative transactions with respect to the Common Stock. These arrangements do not and will not give the Reporting Persons voting or investment control over underlying Common Stock and, accordingly, the Reporting Persons disclaim beneficial ownership of any such Common Stock.

               Except as set forth in Item 4 of this Schedule 13D, none of the Reporting Persons has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or loss or the giving or withholding of proxies.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

               Exhibit 1: Schedule of Transactions in the Common Stock of the Company.

               Exhibit 2: Joint Filing Agreement, dated September 8, 2006 among the Reporting Persons.

CUSIP NO. 67000X106                                                PAGE 9 OF 14


                                    SIGNATURE


               After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 8, 2006

                                  KENSICO CAPITAL MANAGEMENT CORPORATION

                                  /s/ Michael Lowenstein
                                  --------------------------------------
                                              Signature

                                  Michael Lowenstein, Authorized Signatory
                                  --------------------------------------
                                             Name/Title

                                  MICHAEL LOWENSTEIN

                                  /s/ Michael Lowenstein
                                  --------------------------------------
                                              Signature

                                  THOMAS J. COLEMAN

                                  /s/ Thomas J. Coleman
                                  --------------------------------------
                                              Signature